DynaMotive Energy Systems Corporation
                                FORM 6-K
                             UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C. 20549

                     REPORT OF FOREIGN PRIVATE ISSUER
                   PURSUANT TO RULE 13a-16 or 15d-16 OF
                   THE SECURITIES EXCHANGE ACT OF 1934
                          FOR June 7, 2006
                  DYNAMOTIVE ENERGY SYSTEMS CORPORATION
          (Exact name of Registrant as specified in its charter)

                     Suite 230-1700 West 75th Avenue
                              Vancouver, BC
                              Canada V6P 6G2
                              (604) 267-6000
                  (Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]
                       FORM 20-F  X    FORM 40-F
                                 ---             ---
[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]
                             YES         NO  X
                                 ---        ---

[If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable

                   DynaMotive Energy Systems Corporation
                     Suite 230 - 1700 West 75th Avenue
                    Vancouver, British Columbia, V6P 6G2
          Telephone No.: (604) 267-6013  Fax No.: (604) 267-6005

             NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

Take Notice that the annual general meeting (the "Meeting") of Shareholders of DynaMotive Energy Systems Corporation (the "Company") will be held at 1500 - 1055 West Georgia Street, Vancouver, British Columbia, on June 30, 2006 at 2:00 p.m., local time, for the following purposes:

1. To receive the report of the directors of the Company, the audited financial statements of the Company for its fiscal period ended December 31, 2005 and the report of the auditor thereon.

2.   To elect six directors of the Company for the ensuing year.

3. To appoint an auditor of the Company for the ensuing year and to authorize the directors to fix the auditor's remuneration.

4. To consider any permitted amendment to or variation of any matter identified in this Notice and to transact such other business as may properly come before the Meeting or any adjournment thereof. Management is not aware of any other matters which are expected to come before the Meeting.

An Information Circular and a copy of the Annual Report for the year ended December 31, 2005 accompany this Notice. The Information Circular contains details of matters to be considered at the Meeting. The Annual Report includes the audited financial statements of the Company for the year ended December 31, 2005, report of the auditor and the related management discussion and analysis.

Shareholders who are unable to attend the Meeting in person and who wish to ensure that their shares will be voted at the Meeting are requested to complete, date and sign the enclosed form of proxy, or another suitable form of proxy, and deliver it by in accordance with the instructions set out in the form of proxy and in the Information Circular.

Shareholders who plan to attend the Meeting must follow the instructions set out in the form of proxy and in the Information
Circular to ensure that their shares will be voted at the Meeting. Dated at Vancouver, British Columbia, this 1st day of June, 2006.

BY ORDER OF THE BOARD

"Robert Andrew Kingston"
-------------------------------------
Robert Andrew Kingston
President and Chief Executive Officer

                     DynaMotive Energy Systems Corporation
                       Suite 230 - 1700 West 75th Avenue
                      Vancouver, British Columbia, V6P 6G2
              Telephone No.: (604) 267-6013  Fax No.: (604) 267-6005

                               INFORMATION CIRCULAR
                                as at May 24, 2006

This Information Circular is furnished in connection with the solicitation of proxies by the management of DynaMotive Energy Systems Corporation (the "Company") for use at the annual general meeting (the "Meeting") of its shareholders to be held on June 30, 2006 at the time and place and for the purposes set forth in the accompanying notice of the Meeting.

In this Information Circular, references to "the Company", "we" and "our" refer to DynaMotive Energy Systems Corporation. "Common Shares" means common shares without par value in the capital of the Company. "Beneficial Shareholders" means shareholders who do not hold Common Shares in their own name and "intermediaries" refers to brokers, investment firms, clearing houses and similar entities that own securities on behalf of Beneficial Shareholders.

                            GENERAL PROXY INFORMATION

Solicitation of Proxies

The solicitation of proxies will be primarily by mail, but proxies may be solicited personally or by telephone by directors, officers and regular employees of the Company. The Company will bear all costs of this solicitation. We have arranged for intermediaries to forward the meeting materials to beneficial owners of the Common Shares held of record by those intermediaries and we may reimburse the intermediaries for their reasonable fees and disbursements in that regard.

Appointment of Proxyholders

The individuals named in the accompanying form of proxy (the "Proxy") are officers and directors of the Company. If you are a shareholder entitled to vote at the Meeting, you have the right to appoint a person or company other than either of the persons designated in the Proxy, who need not be a shareholder, to attend and act for you and on your behalf at the Meeting. You may do so either by inserting the name of that other person in the blank space provided in the Proxy or by completing and delivering another suitable form of proxy.

The only methods by which you may appoint a person as proxy are submitting a proxy by mail, hand delivery, fax or via the internet.

Voting by Proxyholder

The persons named in the Proxy will vote or withhold from voting the Common Shares represented thereby in accordance with your instructions on any ballot that may be called for. If you specify a choice with respect to any matter to be acted upon, your Common Shares will be voted accordingly. The Proxy confers discretionary authority on the persons named therein with respect to:

     (a) each matter or group of matters identified therein for which a choice is not specified, other than the appointment of an auditor and the election of directors,

     (b)   any amendment to or variation of any matter identified therein, and

     (c)   any other matter that properly comes before the Meeting.

                                         - 2 -
In respect of a matter for which a choice is not specified in the Proxy, the persons named in the Proxy will vote the Common Shares represented by the Proxy for the approval of such matter.

Registered Shareholders

Registered Shareholders may wish to vote by proxy whether or not they are able to attend the Meeting in person. Registered Shareholders electing to submit a proxy may do so by:

     (a) completing, dating and signing the enclosed form of proxy and returning it to the Company's transfer agent, Computershare Investor Services Inc., by fax within North America at 1-866-249-7775, outside North America at (416) 263-9524, or by mail or by hand to the 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1;

     (b) using a touch-tone phone to transmit voting choices to a toll free number. Registered shareholders must follow the instructions of the voice response system and refer to the enclosed proxy form for the toll free number, the holder's account number and the proxy access number; or

     (c) using the internet through the website of the Company's transfer agent at www.computershare.com/ca/proxy. Registered Shareholders must follow the instructions that appear on the screen and refer to the enclosed proxy form for the holder's account number and the proxy access number;

in all cases ensuring that the proxy is received at least 48 hours (excluding Saturdays, Sundays and holidays) before the Meeting or the adjournment thereof at which the proxy is to be used.

Beneficial Shareholders

The following information is of significant importance to shareholders who do not hold Common Shares in their own name. Beneficial Shareholders should note that the only proxies that can be recognized and acted upon at the Meeting are those deposited by registered shareholders (those whose names appear on the records of the Company as the registered holders of Common Shares).

If Common Shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those Common Shares will not be registered in the shareholder's name on the records of the Company. Such Common Shares will more likely be registered under the names of the shareholder's broker or an agent of that broker. In the United States, the vast majority of such Common Shares are registered under the name of Cede
& Co. as nominee for The Depository Trust Company (which acts as depositary for many U.S. brokerage firms and custodian banks), and in Canada, under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms).

Intermediaries are required to seek voting instructions from Beneficial Shareholders in advance of shareholders' meetings. Every intermediary has its own mailing procedures and provides its own return instructions to clients.

If you are a Beneficial Shareholder:

You should carefully follow the instructions of your broker or intermediary in order to ensure that your Common Shares are voted at the Meeting.

The form of proxy supplied to you by your broker will be similar to the Proxy provided to registered shareholders by the Company. However, its purpose is limited to instructing the intermediary on how to vote on your behalf. Most brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communication Services ("ADP") in the United States and in Canada. ADP mails a voting instruction form in lieu of a Proxy provided by the Company. The voting instruction form will name the same persons as the Company's Proxy to represent you at the Meeting. You have the right to

                                         - 3 -
appoint a person (who need not be a Beneficial Shareholder of the Company), other than the persons designated in the voting instruction form, to represent you at the Meeting. To exercise this right, you should insert the name of the desired representative in the blank space provided in the voting instruction form. The completed voting instruction form must then be returned to ADP by mail or facsimile or given to ADP by phone or over the internet, in accordance with ADP's instructions. ADP then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the Meeting. IF YOU RECEIVE A VOTING INSTRUCTION FORM FROM ADP, YOU CANNOT USE IT TO VOTE COMMON SHARES DIRECTLY AT THE MEETING - THE VOTING INSTRUCTION FORM MUST BE COMPLETED AND RETURNED TO ADP, IN ACCORDANCE WITH ITS INSTRUCTIONS, WELL IN ADVANCE OF THE MEETING IN ORDER TO HAVE THE COMMON SHARES VOTED.

Although as a Beneficial Shareholder you may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of your broker, you, or a person designated by you, may attend the Meeting as proxyholder for your broker and vote your Common Shares in that capacity. If you wish to attend the Meeting and indirectly vote your Common Shares as proxyholder for your broker, or have a person designated by you do so, you should enter your own name, or the name of the person you wish to designate, in the blank space on the voting instruction form provided to you and return the same to your broker in accordance with the instructions provided by such broker, well in advance of the Meeting.

Alternatively, you can request in writing that your broker send you a legal proxy which would enable you, or a person designated by you, to attend at the Meeting and vote your Common Shares.

Revocation of Proxies

In addition to revocation in any other manner permitted by law, a registered shareholder who has given a proxy may revoke it by:

(a) executing a proxy bearing a later date or by executing a valid notice of revocation, either of the foregoing to be executed by the registered shareholder or the registered shareholder's authorized attorney in writing, or, if the shareholder is a corporation, under its corporate seal by an officer or attorney duly authorized, and by delivering the proxy bearing a later date to Computershare Investor Services Inc. or at the address of the registered office of the Company at 1500 Royal Centre, 1055 West Georgia Street, P. O. Box 11117, Vancouver, British Columbia, V6E 4N7, at any time up to and including the last business day that precedes the day of the Meeting or, if the Meeting is adjourned, the last business day that precedes any reconvening thereof, or to the chairman of the Meeting on the day of the Meeting or any reconvening thereof, or in any other manner provided by law, or

(b) personally attending the Meeting and voting the registered shareholder's Common Shares.

A revocation of a proxy will not affect a matter on which a vote is taken before the revocation.

      INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

No director or executive officer of the Company, or any person who has held such a position since the beginning of the last completed financial year end of the Company, nor any nominee for election as a director of the Company, nor any associate or affiliate of the foregoing persons, has any substantial or material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting other than the election of directors and as may be set out herein.

          VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The board of directors (the "Board") of the Company has fixed May 24, 2006 as the record date (the "Record Date") for determination of persons entitled to

                                         - 4 -
receive notice of the Meeting. Only shareholders of record at the close of business on the Record Date who either attend the Meeting personally or complete, sign and deliver a form of proxy in the manner and subject to the provisions described above will be entitled to vote or to have their Common Shares voted at the Meeting.

As of May 24, 2006, there were 150,927,262 Common Shares issued and outstanding, each carrying the right to one vote. None of these Common Shares are held in escrow. No group of shareholders has the right to elect a specified number of directors, nor are there cumulative or similar voting rights attached to the Common Shares. The Company is also authorized to issue an unlimited number of Class A Preferred shares (the "Preferred Shares"). There are no Preferred Shares issued and outstanding as at May 24, 2006.

To the knowledge of the directors and executive officers of the Company, the only persons or corporations that beneficially owned, directly or indirectly, or exercised control or direction over, Common Shares carrying more than 10% of the voting rights attached to all outstanding Common of the Company as at May 24, 2006 are:

Shareholder Name and Address             Number of       Percentage of
                                         Shares Held     Issued Shares

Cede & Co.(1)                             63,627,590     42.16%
Box 20
Bowling Green Station
New York, New York, 10274

The Canadian Depository for Securities    45,883,262     30.40%
("CDS")(1)
85 Richmond Street West
Toronto, Ontario M5H 2C9

(1) Cede & Co. and CDS are brokerage clearing houses and hold shares on behalf of brokerage firms. Management of the Company is unaware of the beneficial ownership of the shares although certain of these figures may include shares of management held in their brokerage accounts.

The following documents filed with the securities commissions or similar regulatory authority in British Columbia are specifically incorporated by reference into, and form an integral part of, this Information Circular:

       December 31, 2005 year end financial statements, report of the auditor and related management discussion and analysis filed on SEDAR on May l, 2006.

Copies of documents incorporated herein by reference may be obtained by a Shareholder upon request without charge from the Secretary of the Company at Suite 230 - 1700 West 75th Avenue, Vancouver, British Columbia, V6P 6G2 Telephone No.: (604) 267-6013 Fax No.: (604) 267-6005. These documents are also available through the Internet on SEDAR, which can be accessed at www.sedar.com.

                        VOTES NECESSARY TO PASS RESOLUTIONS

A simple majority of affirmative votes cast at the Meeting is required to pass the resolutions described herein. If there are more nominees for election as directors or appointment of the Company's auditor than there are vacancies to fill, those nominees receiving the greatest number of votes will be elected or appointed, as the case may be, until all such vacancies have been filled. If the number of nominees for election or appointment is equal to the number of vacancies to be filled, all such nominees will be declared elected or appointed by acclamation.

                                         - 5 -
                                ELECTION OF DIRECTORS

The size of the Board of the Company is currently determined at six. The Board has resolved that the number of directors remain at six.

The term of office of each of the current directors will end at the conclusion of the Meeting. Unless the director's office is earlier vacated in accordance with the provisions of the Business Corporations Act (British Columbia) ("BCA"), each director elected will hold office until the conclusion of the next annual general meeting of the Company, or if no director is then elected, until a successor is elected.

The following table sets out the names of management's nominees for election as directors, all major offices and positions with the Company and any of its significant affiliates each now holds, each nominee's principal occupation, business or employment for the five preceding years for new director nominees, the period of time during which each has been a director of the Company and the number of Common Shares of the Company beneficially owned by each, directly or indirectly, or over which each exercised control or direction, as at May 24, 2006.


|================================================================================|
|                                  |                   |                         |
|Name of Nominee;                  |Period as a        | Shares Beneficially     |
|Current Position with the Company |Director of the    | Owned or Controlled(1)  |
|and Province or State and Country |Company            |                         |
|of Residence                      |                   |                         |
|================================================================================|
|Richard Chen-Hsing Lin            |Since 1992         | 2,038,087 Common shares |
|Chairman, President, Operations-  |                   |(2)                      |
|China and Director                |                   |                         |
|British Columbia, Canada          |                   |                         |
|--------------------------------------------------------------------------------|
|Robert Andrew Kingston            |Since 1999         |969,409 Common shares(3) |
|President, Chief Executive        |                   |                         |
|Officer and Director              |                   |                         |
|Vancouver, British Columbia       |                   |                         |
|--------------------------------------------------------------------------------|
|Curtin Winsor, Jr., Ph.D.         |Since 1996         | 1,536,354 Common shares |
|Director                          |                   |(4)                      |
|Virginia, USA                     |                   |                         |
|------------------------------------------------------------------------ -------|
|Shing-Cheng Hong                  |Since 1997         |123,506 Common shares (5)|
|Director                          |                   |                         |
|Taipei, Taiwan                    |                   |                         |
|--------------------------------------------------------------------------------|
|Chih-Lin Chu                      |Since 2001         |6,845 Common shares(6)   |
|Director                          |                   |                         |
|Shanghai, China                   |                   |                         |
|--------------------------------------------------------------------------------|
|Desmond Radlein, Ph.D.            |1997-2002 and      |50,619 Common shares(7)  |
|Director                          |2003 to present    |                         |
|Ontario, Canada                   |                   |                         |
|================================================================================|

Notes:
(1) The information as to Shares beneficially owned or controlled is not within the knowledge of the management of the Company and has been furnished by the respective nominees.

(2) Includes 2,038,087 Common Shares, of which 1,338,045 Common Shares are held by Cantai Property Limited (Cantai), a company controlled by Mr. Lin and includes 172,912 Common Shares held by Neoventi Technology Corporation over which Mr. Lin has voting and disposition powers. Mr. Lin also holds options to purchase up to an aggregate of 3,155,660 Common Shares (1,000,000 Common Shares at an exercise price of $0.45, expiring on July 31, 2009; 750,000 Common Shares at an exercise price of $0.50, expiring on April 28, 2012, 300,000 Common Shares at an exercise price of $0.23, expiring on August 30, 2013; 605,660 Common Shares at an exercise price of $0.20, expiring on March 31, 2014 and 500,000 Common Shares at an exercise price of $0.45, expiring
      July 31, 2010).

                                         - 6 -
(3) Includes 969,409 Common Shares, of which 830,853 are held in the name of Cape Fear Ltd., a UK company whereby Mr. Kingston served as a director in the past. Mr. Kingston also holds options to purchase up to an aggregate of 5,882,649 Common Shares (1,000,000 Common Shares at an exercise price of $0.45, expiring on July 31, 2009; 775,000 Common Shares at an exercise price of $0.50, expiring on February 23, 2012; 300,000 Common Shares at an exercise price of $0.23, expiring on December 22, 2013; 2,400,000 Common Shares at an exercise price of $0.22, expiring on December 22, 2013; 907,649 Common Shares at an exercise price of $0.20, expiring on March 14, 2014, and 500,000 Common Shares at an exercise price of $0.45, expiring on July 31, 2010).

(4) Includes 1,536,354 Common Shares of which 1,273,262 Common Shares are held by Legacy Trust. Dr. Winsor also holds options to purchase up to an aggregate of 78,000 Common Shares (24,000 Common Shares at an exercise price of $0.90, expiring on December 10, 2006; 24,000 Common Shares at an exercise price of $0.33, expiring on December 22, 2008; 15,000 Common Shares at an exercise price of $0.45, expiring on August 5, 2008 , and 15,000 Common Shares at an exercise price of $0.45, expiring on December 22, 2009).

(5) Mr. Hong also holds options to purchase up to 16,000 Common Shares at an exercise price of $0.90, expiring on December 9, 2006.

(6) Mr. Chu also holds options to purchase up to an aggregate of 62,000 Common Shares (16,000 Common Shares at an exercise price of $0.90, expiring on December 9, 2006; 16,000 Common Shares at an exercise price of $0.33, expiring on December 22, 2008; 15,000 Common Shares at an exercise price of $0.45, expiring on August 5, 2008, and 15,000 Common Shares at an exercise price of $0.45, expiring on December 22, 2009).

(7) Dr. Desmond Radlein also holds options to purchase up to an aggregate of 90,000 Common Shares (20,000 Common Shares at an exercise price of $0.90, expiring on December 9, 2006; 24,000 Common Shares at an exercise price of $0.33, expiring on December 22, 2008; 23,000
      Common Shares at an exercise price of $0.45, expiring on August 5, 2008, and 23,000 Common Shares at an exercise price of $0.45, expiring on December 22, 2009).

The Directors and Officers beneficially own or effectively control as a group a total of 5,221,137 Common Shares which represent 3.45% of the total issued and outstanding shares of the Company.

The information as to principal occupation, business or employment is not within the knowledge of the management of the Company and has been furnished by the respective nominees. Each nominee has held the same or a similar principal occupation with the organization indicated or a predecessor thereof for the last five years.

Richard Chen-Hsing Lin. Mr. Lin has been a Director of the Company since 1992 and Chairman of the Company since May of 1995. He is the past President of the Taiwan Chamber of Commerce in Canada. Mr. Lin is also co-founder, Vice President and Secretary of Neoventi Technology Corporation since 1991 and Neoventi Investment Corporation since 1992, and was a Director of Concert Industries Ltd. since December 1992. Mr. Lin was also President of the Taiwan Chamber of Commerce in B.C., and Vice President of R.C.A. Taiwan.

Robert Andrew Kingston. Mr. Kingston was appointed President and CEO in April 1999. Mr. Kingston has held senior positions in multi-national oil companies, property and investment corporations and financial institutions in Europe, the U.S. and South America. From 1996 to 1999, Mr. Kingston was advisor to public and private companies in the U.S. Canada and the U.K. From 1995 to 1996, Mr. Kingston was senior advisor to the Chairman of Rotch Property Group Ltd., a UK property investment and development company with assets in excess of US $7 billion. From 1992 to 1995, Mr. Kingston was a financial advisor on corporate restructuring for Interpetrol S.A., a South American oil trading company that at the time was partly owned by the Argentine National Oil Company (NYSE: YPF). He held a number of positions with the Gatoil Group of Companies from 1986 to 1990, a fully integrated, privately owned oil conglomerate, including Managing Director of Gatoil Services (UK) Limited and Financial Vice President of Gatoil Enterprises Inc. (USA). He also worked for Price Waterhouse & Co. and Ducilo S.A., a subsidiary to E.1. DuPont de Nemours & Co.

Curtin Winsor, Jr., Ph.D. Dr. Winsor has been a Director of the Company since June 1996. He received his MA and Ph.D. in Latin American Area Studies and History of Diplomacy from the School of International Service of American University in 1979. He served at the Department of State's Office of Congressional Relations until 1971. Dr. Winsor was Special Assistant to Senator Bob Dole, Chairman of the Republican National Committee, from June

                                         - 7 -
1971 to May 1973. Moving to the private sector, he served as Manager for International Affairs at the Washington office of Chase Manhattan Bank from 1973 to 1979. He helped to found the Alliance for Free Enterprise in 1979 and served as its Deputy Director until 1983. Dr. Winsor served as US Ambassador to Costa Rica from 1983 to 1985. He continued to serve as Consultant on Central America to the Under Secretary of Defense from 1985 to 1987. Dr. Winsor is a Governor of the Donner Canadian Foundation of Toronto, and a Trustee of the Pan-American Development Foundation (of the Organization of American States) in Washington, DC. He has been the owner of the American Chemical Services Company of Marmet, WV, which provides chemical blending, storage and distribution services for larger chemical companies servicing the coal industry for more than the past five years.

Shing-Cheng Hong. Mr. Hong became a Director of the Company in December 1997. With 40 years of financial and industrial background, Mr. Hong led a 42-member management team of Hotung Venture Capital Corp. where he served as its President since 1987. Hotung is the leading venture capital group in Taiwan and currently manages total funds of US$7 billion. Thirty-three additional venture capital funds were also established under his leadership, including Daitung VC; Yuantung VC; Litung VC; Futung VC and Wantung VC. Mr. Hong retired in 2001 from Hotung and now serves as Chairman of Giga Venture Partners & Co.

Chih-Lin Chu. Mr. Chu became a Director of the Company in June 2001. He has been General Manager for Business Development at China Strategic Holdings Limited (CSH) since March 2000. CSH is a public company listed on Hong Kong Exchange with investments in energy, tire manufacturing, breweries, paper, pharmaceuticals and other light and heavy industries, including power plants, diesel engine manufacturing, cement,. chemical plants, electrical machinery and auto parts as well as information technology and e-commerce related projects. From 1999 to 2000, Mr. Chu was Vice Chairman and President, China Operation for Tricom Holdings Limited, also a public company in Hong Kong, with a focus on telecommunication products. Since 1994, Mr. Chu has been involved in business development and government relations in China for various companies, including Cathay Pacific Airline O.B.C. G.S.A., Shanghai E&T Wako Express Co. Ltd and Shanghai Tricom Limited. Mr. Chu received his MBA from the China Europe International Business School in China.

Desmond Radlein, Ph.D. Dr. Radlein became a Director of the Company in December 1997, retired in August 2002 and was re-appointed in August 2003. Dr. Radlein has been the President of RTI - Resource Transforms International, Ltd., an R&D company specializing in pyrolysis technology and applications, since 1994. Dr. Radlein received a B.Sc: in Chemistry (1986) from the Alcan Scholar University of the West Indies in Jamaica and M.Sc. in Theoretical Chemistry (1970) from the University of Calgary in Alberta. He received his Ph.D. from the University of Cambridge, England (1975) in Physical Chemistry. He was a member of the Board of the Waterloo Region Community Legal Services from 1994 to 1995. Dr. Radlein was also an Associate Research Professor at the Chemical Engineering Department of the University of Waterloo from 1987 to 1994. He is an inventor or co-inventor of 10 patents on pyrolysis and petroleum processing and has also authored over 20 publications in various scientific journals. Some of his research activities include: pyrolytic production of fermentable sugars, fundamental studies on biomass pyrolysis mechanisms, catalytic hydropyrolysis for hydrocarbon production and catalyst development for gasification.

APPOINTMENT OF AUDITOR

BDO Dunwoody LLP, Chartered Accountants, Suite 600, 925 West Georgia Street, Vancouver, British Columbia, will be nominated at the Meeting for reappointment as auditor of the Company at a remuneration to be fixed by the directors.

                                         - 8 -
AUDIT COMMITTEE AND RELATIONSHIP WITH AUDITOR
Multilateral Instrument 52-110 of the Canadian Securities Administrators ("MI52-110") requires the Company, as a venture issuer, to disclose annually in its Information Circular certain information concerning the constitution of its audit committee and its relationship with its independent auditor, as set forth in the following:

The Audit Committee's Charter

The audit committee has a charter. A copy of the audit committee charter is attached as Schedule "A" hereto.

Composition of the Audit Committee

The members of the audit committee are Shing-Cheng Hong, Dr. Curtin Winsor, Jr. and Dr. Desmond Radlein, all are independent members of the audit committee except for Dr. Radlein. All members are considered to be financially literate.

A member of the audit committee is independent if the member has no direct or indirect material relationship with the Company. A material relationship means a relationship which could, in the view of the Company's board of directors, reasonably interfere with the exercise of a member's independent judgement.

A member of the audit committee is considered financially literate if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company.

Relevant Education and Experience

See heading "Election of Directors".

Audit Committee Oversight

The audit committee has not made any recommendations to the board of directors to nominate or compensate any external auditor.

Reliance on Certain Exemptions

The Company's auditors, BDO Dunwoody LLP, Chartered Accountants, have not provided any material non-audit services.

Pre-Approval Policies and Procedures

The audit committee has adopted specific policies and procedures for the engagement of non-audit services as set out in the attached audit committee charter.

External Auditor Service Fees

The audit committee has reviewed the nature and amount of the non-audited services provided by BDO Dunwoody LLP, Chartered Accountants, to the Company to ensure auditor independence. Fees incurred with BDO Dunwoody LLP, Chartered Accountants, for audit and non-audit services in the last two fiscal years for audit fees are outlined in the following table.


|===============================================================================|
|                       |                             |                         |
|Nature of Services     |Fees Paid to Auditor         |Fees Paid to Auditor     |
|                       |in Year Ended                |in Year Ended            |
|                       |December 31, 2005            |December 31, 2004        |
|===============================================================================|
|Audit Fees (1)         |$111,414                     |$106,497                 |
|-----------------------|-----------------------------|-------------------------|
|Audit-Related Fees (2) |$9,807                       |$Nil                     |
|-----------------------|-----------------------------|-------------------------|

                                         - 9 -
|Tax Fees (3)           |$Nil                         |$551                     |
|-----------------------|-----------------------------|-------------------------|
|All Other Fees (4)     |$Nil                         |$Nil                     |
|-----------------------|-----------------------------|-------------------------|
|Total                  |$121,221                     |$107,048                 |
|===============================================================================|

Notes:

(1) "Audit Fees" include fees necessary to perform the annual audit and quarterly reviews of the Company's consolidated financial statements. Audit Fees include fees for review of tax provisions and for accounting consultations on matters reflected in the financial statements. Audit Fees also include audit or other attest services required by legislation or regulation, such as comfort letters, consents, reviews of securities filings and statutory audits.

(2) "Audit-Related Fees" include services that are traditionally performed by the auditor. These audit-related services include employee benefit audits, due diligence assistance, accounting consultations on proposed transactions, internal control reviews and audit or attest services not required by legislation or regulation.

(3) "Tax Fees" include fees for all tax services other than those included in "Audit Fees" and "Audit-Related Fees". This category includes fees for tax compliance, tax planning and tax advice. Tax planning and tax advice includes assistance with tax audits and appeals, tax advice related to mergers and acquisitions, and requests for rulings or technical advice from tax authorities.

(4)   "All Other Fees"  include all other non-audit services.

                               CORPORATE GOVERNANCE
General

Effective June 30, 2005, National Instrument 58-101 Disclosure of Corporate Governance Practices ("NI 58-101") and National Policy 58-201 Corporate Governance Guidelines ("NP 58-201") were adopted in each of the provinces and territories of Canada. NI 58-101 requires issuers to disclose the corporate governance practices that they have adopted. NP 58-201 provides guidance on corporate governance practices. The Board believes that good corporate governance improves corporate performance and benefits all shareholders.
This section sets out the Company's approach to corporate governance and addresses the Company's compliance with NI 58-101.

In April 2006, the Company adopted a Corporate Governance Policies and Procedures Manual (the "Manual"). The Manual sets out corporate governance guidelines for (i) matters requiring Board approval, (ii) standards for independence of directors, (iii) ethics and trading restrictions, (iv) disclosure controls and procedures, and (v) an audit committee charter, compensation committee charter and nominating and governance committee charter.

1.  Board of Directors

Directors are considered to be independent if they have no direct or indirect material relationship with the Company. A "material relationship" is a relationship which could, in the view of the Company's Board of Directors, be reasonably expected to interfere with the exercise of a director's independent judgment.

The board facilitates its independent supervision over management by promoting frequent interaction, feedback and exchange of ideas. As well, management provides the non-independent directors with periodic reports outlining the financial position and status of development projects.

The independent members of the Board of Directors of the Company are Dr. Curtin Winsor, Jr., Shing-Cheng Hong, Chih-Lin Chu and Dr. Desmond Radlein.

The non-independent directors are Richard Lin (Chairman of the Board), R. Andrew Kingston (President and Chief Executive Officer) and Dr. Desmond Radlein.

                                         - 10 -
2.  Directorships

None of the Directors hold any other directorships with any other reporting issuers.

3.  Orientation and Continuing Education

The Board and the Company's senior management conduct orientation programs for new directors. The orientation programs include presentations by management to familiarize new directors with the Company's projects, strategic plans, its significant financial, accounting and risk management issues, its compliance programs, its code of business conduct and ethics, its principal officers, its internal and independent auditors and its outside legal advisors. In addition, the orientation program includes a review of the Company's expectations of its directors in terms of time and effort, a review of the directors' fiduciary duties and visits to Company headquarters and, to the extent practical, certain of the Company's significant facilities.

To enable each director to better perform his or her duties and to recognize and deal appropriately with issues that arise, the Company provides the directors with suggestions to undertake continuing director education, the cost of which is borne by the Company.

4.  Ethical Business Conduct

The Board of Directors, on the recommendation of the Corporate Governance Committee, has adopted and maintains a Code of Ethics which applies to the employees, officers and directors of the Company. The Code of Ethics meets the definition and coverage of a "code of ethics" under Item 16.B of SEC Form 20-F, as amended, and other applicable laws and regulations.

5.  Nomination of Directors

The Board considers its size each year when it considers the number of directors to recommend to the shareholders for election at the annual meeting of shareholders, taking into account the number required to carry out the Board's duties effectively and to maintain a diversity of views and experience.

These functions are currently performed by the Nominating and Corporate Governance Committee.

6.  Compensation

The Compensation Committee of the Board of Directors makes recommendations to the Board of Directors on compensation issues, including (i) salary levels for officers; (ii) executive compensation plans; (iii) the review of employee benefit programs; (iv) the review of proposed compensation plans applicable to the Company's officers; and (v) the administration of the Company's stock option plans as authorized by the Board. The Committee is comprised of Dr. Desmond Radlein and Dr. Curtin Winsor, Jr. and Richard Chen-Hsing Lin.

7.  Other Board Committees

The Company maintains standing Executive, Compensation and Audit and Corporate Governance Committees.

The Executive Committee is comprised of Dr. Desmond Radlein, R. Andrew Kingston and Richard Chen-Hsing Lin. The purpose of the Executive Committee is to act on behalf of the Board to provide direction to management and to authorize and approve expenditures in excess of the authority delegated by the Board to management, with such approvals to be ratified by the Board at the next regular scheduled Meeting.

The Compensation Committee is comprised of Dr. Desmond Radlein, Dr. Curtin Winsor, Jr. and Richard Chen-Hsing Lin. See heading "Compensation of Directors" for functions of the Compensation Committee.

                                         - 11 -
The Company's Audit and Corporate Governance Committee, whose members include Shing-Cheng Hong, Dr. Curtin Winsor, Jr. and Dr. Desmond Radlein, review the financial reporting process of the Company on behalf of the Board by reviewing the independence of the Company's independent auditors, the adequacy of internal controls, the quality of financial reporting, and accounting estimates involving the use of significant management judgment.

The Board generally requires that all material transactions receive prior Board approval. In this regard, virtually all financing transactions are considered material to the Company.

8.  Assessments

The Board monitors the adequacy of information given to directors, communication between the Board and management and the strategic direction and processes of the Board and committees.

COMPENSATION OF EXECUTIVE OFFICERS

Executive Compensation

In this section "Named Executive Officer" means the Chief Executive Officer, the Chief Financial Officer and each of the three most highly compensated executive officers, other than the Chief Executive Officer and Chief Financial Officer, who were serving as executive officers at the end of the most recently completed fiscal year and whose total salary and bonus exceeds $150,000 as well as any additional individuals for whom disclosure would have been provided except that the individual was not serving as an officer of the Company at the end of the most recently completed financial year end. The compensation paid to the Named Executive Officers during the Company's three most recently completed financial years is as set out below:

                          Summary Compensation Table

|=============================================================================|
|                          SUMMARY COMPENSATION TABLE                         |
|=============================================================================|
|                |      |   Annual Compensation    |  Long Term Compensation  |
| ----------------------------------------------------------------------------|
|                |      |        |        |        |          Awards          |
|                |      |        |        |        |--------------------------|
|                |      |        |        |        |            |             |
|                |      |        |        |Other   |            |Restricted   |
|                |      |        |        |Annual  |Securities  |Shares or    |
|Name and        |      |        |        |Compen- |Under       |Restricted   |
|Principal       |      |Salary  |Bonus   |sation  |Options     |Share Units  |
|Position        |Year  |($)     |($)     |($)     |Granted (#) |($)          |
|-----------------------------------------------------------------------------|
|Richard Lin     |2005  |189,960 |194,900 |  -0-   |  500,000   |  -0-        |
|Chairman of the |------|--------|--------|--------|------------|-------------|
|Board and       |2004  |172,864 | 53,012 |  -0-   |1,000,000   |  -0-        |
|President,      |------|--------|--------|--------|------------|-------------|
|Operations -    |2003  |160,600 |  6,692 |  -0-   |  300,000   |  -0-        |
|China           |      |        |        |        |            |             |
|-----------------------------------------------------------------------------|
|Robert Andrew   |2005  |295,494 |303,177 |  -0-   |  500,000   |  -0-        |
|Kingston,       |------------------------------------------------------------|
|President and   |2004  |268,900 | 82,207 |  -0-   |1,000,000   |  -0-        |
|Chief Executive |------------------------------------------------------------|
|Officer         |2003  |233,413 |  9,702 |  -0-   |2,700,000   |  -0-        |
|-----------------------------------------------------------------------------|
|Brian           |2005  |142,878 |136,172 |  -0-   |  350,000   |  -0-        |
|Richardson      |------------------------------------------------------------|
|Chief Financial |2004  |121,005 | 46,097 |  -0-   |  200,000   |  -0-        |
|Officer         |------------------------------------------------------------|
|                |2003  | 77,268 |  4,461 |  -0-   |  340,000   |  -0-        |
|-----------------------------------------------------------------------------|
|Jan Barynin     |2005  |115,540 | 18,569 |  -0-   |  200,000   |  -0-        |
|Vice President, |------------------------------------------------------------|
|Engineering     |2004  | 67,842 | 20,632 |  -0-   |  200,000   |  -0-        |
|                |------------------------------------------------------------|
|                |2003  |  -0-   |  -0-   |  -0-   |    -0-     |  -0-        |
|=============================================================================|

                                         - 12 -
Notes:

(1) *Except as otherwise noted, all compensation is disclosed in U.S. dollars based upon 2005's average exchange rate of $0.8252 per dollar
     (2004: $0.7683, 2003: $0.7138, per dollar).

(2)   Jan Barynin was appointed as Vice-President, Engineering, in June 2004.

Long-Term Incentive Plan Awards

A long term incentive plan ("LTIP") is "a plan providing compensation intended to motivate performance over a period greater than one financial year" and does not include option or stock appreciation rights ("SARs") plans or plans for compensation through shares or units that are subject to restrictions on resale.

The Company did not award any LTIPs to any Named Executive Officer during the most recently completed financial year.

Stock Appreciation Rights

A stock appreciation right ("SAR") is a right to receive a payment of cash or an issue or transfer of shares based wholly or in part on changes in the trading price of the Company's Common Shares. No SARs were granted to, or exercised by, any Named Executive Officer or any director during the most recently completed financial year.

Options

The share options granted to the Named Executive Officers during the financial year ended December 31, 2005 were as follows:

             Option Grants During the Most Recently Completed Financial Year

|===================================================================================|
|                |              |          |            |             |             |
|                |              |% of      |            |             |             |
|                |              |Total     |            |Market Value |             |
|                |              |Options   |            |of           |             |
|                |              |Granted   |            |Securities   |             |
|                |Securities    |to        |            |Underlying   |             |
|                |Under         |Employees |Exercise    |Options/SARs |             |
|                |Options       |in        |or Base     |on the Date  |             |
|                |Granted       |Financial |Price       |of Grant     |Expiration   |
|Name            |(#)           |Year      |($/Security)|($/Security) |Date         |
|-----------------------------------------------------------------------------------|
|Richard Chen    |  500,000     |13.1%     | 0.45       | 0.41        |July 31, 2010|
|Hsing Lin       |              |          |            |             |             |
|-----------------------------------------------------------------------------------|
|Robert Andrew   |  500,000     |13.1%     | 0.45       | 0.41        |July 31, 2010|
|Kingston        |              |          |            |             |             |
|-----------------------------------------------------------------------------------|
|Brian           |  200,000     | 5.3%     | 0.48       | 0.47        |November 1,  |
|Richardson      |              |          |            |             |2008         |
|                |  150,000     | 4.0%     | 0.58       | 0.55        |November 1,  |
|                |              |          |            |             |2008         |
|-----------------------------------------------------------------------------------|
|Jan Barynin     |  200,000     | 5.3%     | 0.48       | 0.47        |December 22, |
|                |              |          |            |             |2009         |
|===================================================================================|

The share options exercised by the Named Executive Officers during the financial year ended December 31, 2005 and the values of such options at the end of such year were as follows:

Aggregate Option Exercises During the Most Recently Completed Financial Year
                       and Financial Year-End Option Values

|================================================================================|
|             |          |         |                     |                       |
|             |Securities|         |                     |                       |
|             |Acquired  |Aggregate|Unexercised Options  |Value of Unexercised in|
|             |on        |Value    |at FY-END (#)        |-the-Money Options at  |
|             |Exercise  |Realized |Exercisable /        |FY-End ($) Exercisable |
|Name         |(#)       |($)      |Unexercisable        |/Unexercisable         |
|--------------------------------------------------------------------------------|
|Richard Chen |Nil       |Nil      |3,155,660            |$1,599,962             |
|Hsing Lin    |          |         |Exercisable          |Exercisable            |
|             |          |         |Nil                  |Nil                    |
|             |          |         |Unexercisable        |Unexercisable          |
|--------------------------------------------------------------------------------|
|Robert       |Nil       |Nil      |5,882,649            |$3,453,354             |
|Andrew       |          |         |Exercisable          |Exercisable            |
|Kingston     |          |         |Nil                  |Nil                    |
|             |          |         |Unexercisable        |Unexercisable          |
|--------------------------------------------------------------------------------|
|Brian        |165,000   |36,450   |853,067              |$399,397               |
|Richardson   |          |         |Exercisable          |Exercisable            |
|             |          |         |Nil                  |Nil                    |
|             |          |         |Unexercisable        |Unexercisable          |
|--------------------------------------------------------------------------------|
|Jan          |Nil       |Nil      |400,000              |$168,000               |
|Barynin      |          |         |Exercisable          |Exercisable            |
|             |          |         |Nil                  |Nil                    |
|             |          |         |Unexercisable        |Unexercisable          |
|================================================================================|

Note:

(1) Based on $0.90 per Common Share which is the closing price of the Company's shares as listed on the OTC BB as at December 31, 2005. Value of unexercised options is based on the difference between market value and exercise price at year end.

No share options were repriced on behalf of the Named Executive Officers during the financial year ended December 31, 2005.

Compensation of Directors

The Board approved in May 2004 a new compensation plan as proposed by the Compensation Committee for non-management Board members and Committee chairs, as follows: a) annual retainer of $8,253, and $4,126 for Board members and Committee chairs respectively, payable in 50% cash and 50% in common stock priced at $0.60 per share for the years 2004-2005; b) 15,000 and 8,000 stock options for Board members, and Committee chairs, respectively; the term of the stock options is for four (4) years and priced at $0.45 per share for years 2004-2006; c) Board and Committee meeting fees - $247 per meeting under two (2) hours and $990 per meeting over two (2) hours, payable in 50% cash and 50% in common stock priced on the last trading day of the respective quarter at the lower of the price on such day or the average of the previous five trading days. Shares when issued with respect to these fees are restricted for a twelve-month period and subject to Rule 144 of the Securities Act of 1933. The Compensation Committee of the Board regularly reviews the appropriateness of Director's compensation. The directors are also reimbursed for out-of-pocket expenses such as reasonable traveling, hotel and other expenses incurred in and about the business of the Company.

Executive officers of the Company who also act as directors of the Company do not receive any additional compensation for services rendered in their capacity as directors, other than as paid by the Company to such executive officers in their capacity as executive officers.

The following directors received options in their capacity as a director during the financial year ended December 31, 2005:

          Option Grants During the Most Recently Completed Financial Year

|================================================================================|
|             |             |            |                     |                 |
|             |             |            |Market Value of      |                 |
|             |Securities   |Exercise    |Securities           |                 |
|             |Under        |or Base     |Underlying Options   |                 |
|Name of      |Options      |Price       |on the Date of Grant |                 |
|Director     |Granted (#)  |($/Security)|($/Security)         |Expiration Date  |
|--------------------------------------------------------------------------------|
|Curtin       |15,000       |$0.45       |$0.54                |December 22, 2009|
|Winsor, Jr.  |             |            |                     |                 |
|Ph.D.        |             |            |                     |                 |
|--------------------------------------------------------------------------------|
|Shing-Cheng  |23,000       |$0.45       |$0.54                |December 22, 2009|
|Hong         |             |            |                     |                 |
|--------------------------------------------------------------------------------|
|Chih-Lin Chu |15,000       |$0.45       |$0.54                |December 22, 2009|
|             |             |            |                     |                 |
|--------------------------------------------------------------------------------|
|Desmond      |23,000       |$0.45       |$0.54                |December 22, 2009|
|Radlein,     |             |            |                     |                 |
|Ph.D.        |             |            |                     |                 |
|================================================================================|

        SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The Company has a Stock Option Plan (the "Plan"), enabling the Company to provide its directors, officers and employees with an opportunity to share in increases in the value of the Company's shares. The Plan is intended to attract and retain the services of directors, officers, employees and consultants to the Company for the benefit of the Company and its shareholders and to provide additional incentive for such directors, officers and employees to continue to work in the best interests of the Company and its shareholders through continuing ownership of its Common Stock. At May
24, 2006, 22,639,120 options were issuable under the Plan and 13,580,533 options were outstanding at exercise prices ranging from $0.20 to $1.50 per Common Share.

In December 1998, the Board approved the adoption of a stock appreciation rights plan (the "SAR Plan") under which the Company can grant SAR's to employees and directors of the Company entitling the holder to receive compensation from the Company based upon the difference in any appreciation in the market value of the Company's Shares of common stock from the bench mark date and current market price of when the SAR is granted by the Company.

                                         - 14 -
The SARs vest as the Company achieves stock values as defined in the SAR Plan. The Company has the sole exclusive election to pay the redemption price either in cash, in Shares, or in any combination of the cash and Shares equivalent to the aggregate value of the redemption price. There has been no grant of SARs for the last five years. As at December 31, 2005, 300,000 SARs were outstanding, and held by a former director of the Company, of which 200,000 have vested, having met the first and second vesting provisions of the SAR Plan.

The following table sets out equity compensation plan information as at the end of the financial year ended December 31, 2005.

Equity Compensation Plan Information

|===================================================================================|
|             |                    |                |                               |
|             |                    |Weighted-average| Number of securities          |
|             |Number of securities|exercise price  | remaining available for future|
|             |to be issued upon   |of outstanding  | issuance under equity         |
|             |exercise of         |options,        | compensation plans (excluding |
|             |outstanding options,|warrants and    | securities reflected in column|
|             |warrants and rights |rights          |(a))                           |
|-----------------------------------------------------------------------------------|
|Plan Category|       (a)          |       (b)      |               (c)             |
|-----------------------------------------------------------------------------------|
|Equity       | 13,913,250 Options |     $0.39      |       4,575,275 Options       |
|compensation |                    |                |                               |
|plans        |                    |                |                               |
|approved by  |                    |                |                               |
|security-    |                    |                |                               |
|holders      |                    |                |                               |
|(the Plan)   |                    |                |                               |
|-----------------------------------------------------------------------------------|
|Equity       |   300,000 SARs     |     $0.40      |            Nil                |
|compensation |                    |                |                               |
|plans        |                    |                |                               |
|not approved |                    |                |                               |
|by security- |                    |                |                               |
|holders (the |                    |                |                               |
|SAR Plan)    |                    |                |                               |
|-----------------------------------------------------------------------------------|
|   Total     |    14,213,250      |     $0.39      |       4,575,275               |
|===================================================================================|

               INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No directors, proposed nominees for election as directors, executive officers or their respective associates or affiliates, or other management of the Company were indebted to the Company as at the end of the most recently completed financial year or as at the date hereof.

             INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

To the knowledge of management of the Company, no informed person (a director, officer or holder of 10% or more of the Common Shares) or nominee for election as a director of the Company or any associate or affiliate of any informed person or proposed director had any interest in any transaction which has materially affected or would materially affect the Company or any of its subsidiaries during the year ended December 31, 2005, or has any interest in any material transaction in the current year other than as set out herein.

                            MANAGEMENT CONTRACTS

There are no management functions of the Company, which are to any substantial degree performed by a person or company other than the directors or senior officers of the Company. The Company does retain consultants from time to time who may be responsible for investor awareness, financing sources, brokerage liaison and similar functions.

                           ADDITIONAL INFORMATION

The audited financial statements of the Company for the year ended December 31, 2005 and the report of the auditor thereof will be placed before the Meeting.

                                         - 15 -
Additional information relating to the Company is included in the Company's audited financial statements for the year ended December 31, 2005, the accompanying auditor's report and management's discussion and analysis. A copy of the audited financial statements for the year ended December 31, 2005, the accompanying auditor's report and management's discussion and analysis as well as a copy of the Company's interim financial statements and management's discussion analysis for the past two years may be obtained by a Shareholder upon request without charge from the Secretary of the Company at Suite 230 - 1700 West 75th Avenue, Vancouver, British Columbia, V6P 6G2 Telephone No.: (604) 267-6013, Fax No.: (604) 267-6005. These documents are also available through the Internet on SEDAR, which can be accessed at www.sedar.com.

                                OTHER MATTERS
The Directors are not aware of any other matters which they anticipate will come before the Meeting as of the date of mailing of this Information Circular.

The contents of this Information Circular and its distribution to shareholders have been approved by the board of directors of the Company.

Dated at Vancouver, British Columbia, this 1st day of June, 2006.

BY ORDER OF THE BOARD

/s/  Robert Andrew Kingston

Robert Andrew Kingston
President and Chief Executive Officer

                                    SCHEDULE "A"

                              AUDIT COMMITTEE CHARTER

                                        of

                       DynaMotive Energy Systems Corporation
                                 (the "Company")

1.        Purpose: Responsibilities and Authority

The audit committee (the "Committee") shall carry out its responsibilities under applicable laws, regulations and stock exchange requirements with respect to the employment, compensation and oversight of the Company's independent auditor, and other matters under the authority of the Committee. The Committee also shall assist the Board of Directors in carrying out its oversight responsibilities relating to the Company's financial, accounting and reporting processes, the Company's system of internal accounting and financial controls, the Company's compliance with related legal and regulatory requirements, and the fairness of transactions between the Company and related parties. In furtherance of this purpose, the Committee shall have the following responsibilities and authority:

      (a)   Relationship with Independent Auditors.

            (i) The Committee shall have the sole authority to appoint or replace the independent auditor.

            (ii) The Committee shall be directly responsible for the compensation and oversight of the work of the independent auditor (including resolution of disagreements between management and the independent auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or related work.

            (iii) The independent auditor shall report directly to the Committee.

            (iv) The Committee shall approve in advance all audit and permitted non-audit services with the independent auditors, including the terms of the engagements and the fees payable. The Committee may delegate to a subcommittee the authority to grant pre-approvals of audit and permitted non-audit services, provided that the decision of any such subcommittee shall be presented to the full Committee at its next scheduled meeting.

            (v) At least annually, the Committee shall review and evaluate the experience and qualifications of the lead partner and senior members of the independent auditor team.

            (vi) At least annually, the Committee shall obtain and review a report from the independent auditor regarding:

                  (A) the independent auditor's internal quality-control procedures;

                  (B) any material issues raised by the most recent internal quality-control review, or peer review, of the auditor, or by any inquiry or investigation by governmental or professional authorities within the preceding five years respecting one or more independent audits carried out by the firm;

                  (C)  any steps taken to deal with any such issues; and

                  (D) all relationships between the independent auditor and the Company.

            (vii) At least annually, the Committee shall evaluate the qualifications, performance and independence of the independent auditor, including considering whether the auditor's quality controls are adequate and the provision of permitted non-audit services is compatible with maintaining the auditor's independence.

            (viii) The Committee shall ensure the rotation of the lead (or coordinating) audit partner having primary responsibility for the audit, the concurring partner responsible for reviewing the audit, and other audit partners as required by law.

            (ix) The Committee shall consider whether, in order to assure continuing auditor independence, it is appropriate to adopt a policy of rotating the lead audit partner or even the independent auditing firm itself on a regular basis.

            (x) The Committee shall recommend to the Board policies for the Company's hiring of employees or former employees of the independent auditor who were engaged on the Company's account or participated in any capacity in the audit of the Company.

      (b)   Financial Statement and Disclosure Review.

            (i) The Committee shall review and discuss with management and the independent auditor the annual audited financial statements, including disclosures made in management's discussion and analysis, and recommend to the Board whether the audited financial statements should be filed with applicable securities regulatory authorities and included in the Company's annual reports, including its annual report on Form 20-F.

            (ii) The Committee shall review and discuss with management (and, to the extent the Committee deems it necessary or appropriate, the independent auditor) the Company's quarterly financial statements, including disclosures made in management's discussion and analysis, and recommend to the Board whether such financial statements should be filed with applicable securities regulatory authorities.

            (iii) The Committee shall review and discuss with management and the independent auditor significant financial reporting issues and judgments made in connection with the preparation of the Company's financial statements, including the independent auditor's assessment of the quality of the Company's accounting principles, any significant changes in the Company's selection or application of accounting principles, any major issues as to the adequacy of the Company's internal controls and any special steps adopted in light of material control deficiencies.

            (iv) At least annually and prior to the publication of annual audited financial statements, the Committee shall review and discuss with management and the independent auditor a report from the independent auditor on:

                  (A) all critical accounting policies and practices used by the Company;

                  (B) all alternative accounting treatments of financial information that have been discussed with management since the prior report, ramifications of the use of such alternative disclosures and treatments, the treatment preferred by the independent auditor, and an explanation of why the independent auditor's preferred method was not adopted; and

                  (C) other material written communications between the independent auditor and management since the prior report, such as any management letter or schedule of unadjusted differences, the development, selection and disclosure of critical accounting estimates, and analyses of the effect of alternative assumptions, estimates or GAAP methods on the Company's financial statements.

            (v) Prior to their filing or issuance, the Committee shall review and discuss with management the Company's Form 20-F Report, quarterly and annual earnings press releases, and other financial press releases, including the use of "pro forma" or "adjusted" non-GAAP information.

            (vi) The Committee shall review and discuss with management the financial information and earnings guidance provided to analysts and rating agencies. Such discussion may be specific or it may be in general regarding the types of information to be disclosed and the types of presentations to be made.

       (c) Conduct of the Annual Audit. The Committee shall oversee the annual audit, and in the course of such oversight the Committee shall have the following responsibilities and authority:

            (i) The Committee shall meet with the independent auditor prior to the audit to discuss the planning and conduct of the annual audit, and shall meet with the independent auditor as may be necessary or appropriate in connection with the audit.

            (ii) The Committee shall ascertain that the independent auditor is registered and in good standing with the Canadian Public Accounting Board and the Public Company Accounting Oversight Board and that the independent auditor satisfies all applicable Canadian independence standards, Independence Standards Board Standard No. 1, and SEC Regulation S-X, Section 2-01.

            (iii) The Committee shall discuss with the independent auditor the matters required to be discussed by Statement on Auditing Standards No. 61 relating to the conduct of the audit, including

                  (A) the adoption of, or changes to, the Company's significant auditing and accounting principles and practices as suggested by the independent auditor, internal auditors or management;

                  (B) the management letter provided by the independent auditor and the Company's response to that letter; and

                  (C) any difficulties encountered in the course of the audit work, including any restrictions on the scope of activities or access to requested information, and any significant disagreements with management.

            (iv) The Committee shall obtain from the independent auditor assurance that the audit was conducted in a manner consistent with Section 10A of the Securities Exchange Act of 1934 and that, in the course of conducting the audit, the independent auditor has not become aware of information indicating that an illegal act has or may have occurred or, if such an act may have occurred, that the independent auditor has taken all action required by Section 10A(b) of the Securities Exchange Act of 1934.

            (v) The Committee shall make such inquiries to the management and the independent auditor as they deem necessary or appropriate to satisfy themselves regarding the efficacy of the Company's financial and internal controls and procedures and the auditing process.

       (d)  Compliance and Oversight.

            (i) The Committee shall meet periodically with management and the independent auditor in separate executive sessions. The Committee may also, to the extent it deems necessary or appropriate, meet with the Company's investment bankers and financial analysts who follow the Company.

            (ii) The Committee shall discuss with management and the independent auditor the effect of regulatory and accounting initiatives as well as off-balance sheet structures on the Company's financial statements.

            (iii) The Committee shall discuss with management the Company's major financial risk exposures and the steps management has taken to monitor and control such exposures, including the Company's risk assessment and risk management policies.

            (iv) At least annually and prior to the filing of the Form 20-F, the Committee shall review with management and the independent auditor the disclosure controls and procedures and confirm that the Company (with CEO and CFO participation) has evaluated the effectiveness of the design and operation of the controls within 90 days of the date of filing of the Form 20-F report. The Committee also shall review with management and the independent auditor any deficiencies in the design and operation of internal controls and significant deficiencies or material weaknesses therein and any fraud involving management or other employees who have a significant role in the Company's internal controls. As a part of that review, the Committee shall review the process followed in preparing and verifying the accuracy of the CEO and CFO annual certifications required to be included in the Form 20-F Report.

            (v) At least annually and prior to the filing of the Form 20-F, the Committee shall review with management and the independent auditor management's internal control report and assessment of the effectiveness of the internal controls and procedures, and the independent auditor's report on and attestation to management's assessment.

            (vi) The Committee shall establish procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters, and the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters.

            (vii) The Committee shall discuss with management and the independent auditor any correspondence with regulators or governmental agencies and any employee complaints or reports which raise material issues regarding the Company's financial statements or accounting policies.

            (viii) At least annually, the Committee shall meet with the Company's legal counsel and discuss any legal matters that may have a material impact on the financial statements or the Company's compliance policies.

            (ix) The Committee shall prepare all reports required under applicable laws, regulations and stock exchange requirements.

       (e)  Related Party Transactions.

            (i) The Committee shall review for fairness to the Company proposed transactions, contracts and other arrangements between the Company and its subsidiaries and any related party or affiliate, and make recommendations to the Board whether any such transactions, contracts and other arrangements should be approved or continued. The foregoing shall not include any compensation payable pursuant to any plan, program, contract or arrangement subject to the authority of the Company's Compensation Committee.

            (ii) As used herein the term "related party" means any officer or director of the Company or any subsidiary, or any shareholder holding a greater than 5% direct or indirect financial or voting interest in the Company, and the term "affiliate" means any person, whether acting alone or in concert with others, that has the power to exercise a controlling influence over the Company and its subsidiaries.

2.        Structure and Membership

       (a) Number and qualification. The Committee shall consist of three persons unless the Board should from time to time otherwise determine. All members of the Committee shall meet the experience and financial literacy requirements of Multilateral Instrument MI 52-110 ("MI 52-110"). At least one member of the Committee shall be a "financial expert" as defined in Section 16.A of Form 20-F.

       (b) Selection and Removal. Members of the Committee shall be appointed by the Board, upon the recommendation of the Nominating and Corporate Governance Committee. The Board may remove members of the Committee at any time with or without cause.

       (c) Independence. All of the members of the Committee shall be "independent" as required for audit committees by MI 52-110 and Securities and Exchange Commission Rule 10A ("SEC Rule 10A"). The relevant portions of the foregoing are attached to this Charter as exhibits.

       (d) Chair. Unless the Board elects a Chair of the Committee, the Committee shall elect a Chair by majority vote.

       (e) Compensation. The compensation of the Committee shall be as determined by the Board.

       (f) Term. Members of the Committee shall be appointed for one-year terms. Each member shall serve until his or her replacement is appointed, or until he or she resigns or is removed from the Board or the Committee.

3.        Procedures and Administration

       (a) Meetings. The Committee shall meet as often as it deems necessary in order to perform its responsibilities, but not less than quarterly. The Committee shall keep minutes of its meetings and any other records as it deems appropriate.

       (b) Subcommittees. The Committee may form and delegate authority to one or more subcommittees, consisting of at least one member, as it deems appropriate from time to time under the circumstances.

       (c) Reports to the Board. The Committee shall report (orally or otherwise) regularly to the Board following meetings of the Committee with respect to such matters as are relevant to the Committee's discharge of its responsibilities, and shall report in writing on request of the Chairman of the Board.

       (d) Charter. The Committee shall, at least annually, review and reassess the adequacy of this Charter and recommend any proposed changes to the Board for approval.

       (e) Independent Advisors. The Committee shall have the authority to engage such independent legal and other advisors as it deems necessary or appropriate to carry out its responsibilities. Such independent advisors may be regular advisors to the Company. The Committee is empowered, without further action by the Board, to cause the Company to pay appropriate compensation to advisors engaged by the Committee.

       (f) Investigations. The Committee shall have the authority to conduct or authorize investigations into any matters within the scope of its responsibilities as it deems appropriate, including the authority to request any Officer or other person to meet with the Committee and to access all Company records.

       (g) Annual Self-Evaluation. The Committee shall evaluate its own performance at least annually.

4.        Additional Powers

The Committee shall have such other duties as may be delegated from time to time by the Board of Directors.

5.        Limitation of Audit Committee's Role

While the Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Committee to plan or conduct audits or to determine that the Company's financial statements and disclosures are complete and accurate and are in accordance with GAAP and applicable rules and regulations. These are the responsibilities of management and the independent auditor.

                                  Exhibit "A"

  Audit Committee Member Independence and Financial Literacy Requirements

Section 1.4 of MI 52-110

Meaning of Independence:
(1) A member of an audit committee is independent if the member has no direct or indirect material relationship with the issuer.

(2) For the purposes of subsection (1), a material relationship means a relationship which could, in the view of the issuer's board of directors, reasonably interfere with the exercise of a member's independent judgement.

(3) Despite subsection (2), the following individuals are considered to have a material relationship with an issuer:

     (a) an individual who is, or has been, an Employee or executive officer of the issuer, unless the prescribed period has elapsed since the end of the service or employment;

     (b) an individual whose immediate family member is, or has been, an executive officer of the issuer, unless the prescribed period has elapsed since the end of the service or employment;

     (c) an individual who is, or has been, an affiliated entity of, a partner of, or employed by, a current or former internal or external auditor of the issuer, unless the prescribed period has elapsed since the person's relationship with the internal or external auditor, or the auditing relationship, has ended;

     (d) an individual whose immediate family member is, or has been, an affiliated entity of, a partner of, or employed in a professional capacity by, a current or former internal or external auditor of the issuer, unless the prescribed period has elapsed since the person's relationship with the internal or external auditor, or the auditing relationship, has ended;

     (e) an individual who is, or has been, or whose immediate family member is or has been, an executive officer of an entity if any of the issuer's current executive officers serve on the entity's compensation committee, unless the prescribed period has elapsed since the end of the service or employment;

     (f)  an individual who

          (i) has a relationship with the issuer pursuant to which the individual may accept, directly or indirectly, any consulting, advisory or other compensatory fee from the issuer or any subsidiary entity of the issuer, other than as remuneration for acting in his or her capacity as a member of the board of directors or any board committee, or as a part-time chair or vice-chair of the board or any board committee; or

          (ii) receives, or whose immediate family member receives, more than $75,000 per year in direct compensation from the issuer, other than as remuneration for acting in his or her capacity as a member of the board of directors or any board committee, or as a part-time chair or vice-chair of the board or any board committee, unless the prescribed period has elapsed since he or she ceased to receive more than $75,000 per year in such compensation.

     (g) an individual who is an affiliated entity of the issuer or any of its subsidiary entities.

(4) For the purposes of subsection (3), the prescribed period is the shorter of

     (a) the period commencing on March 30, 2004 and ending immediately prior to the determination required by subsection (3); and

     (b) the three year period ending immediately prior to the determination required by subsection (3).

(5) For the purposes of clauses (3)(c) and (3)(d), a partner does not include a fixed income partner whose interest in the internal or external auditor is limited to the receipt of fixed amounts of compensation (including deferred compensation) for prior service with an internal or external auditor if the compensation is not contingent in any way on continued service.

(6) For the purposes of clause (3)(f), compensatory fees and direct compensation do not include the receipt of fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service with the issuer if the compensation is not contingent in any way on continued service.

(7) For the purposes of subclause 3(f)(i), the indirect acceptance by a person of any consulting, advisory or other compensatory fee includes acceptance of a fee by

     (a) a person's spouse, minor child or stepchild, or a child or stepchild who shares the person's home; or

     (b) an entity in which such person is a partner, member, an officer such as a managing director occupying a comparable position or executive officer, or occupies a similar position (except limited partners, non-managing members and those occupying similar positions who, in each case, have no active role in providing services to the entity) and which provides accounting, consulting, legal, investment banking or financial advisory services to the issuer or any subsidiary entity of the issuer.

(8) Despite subsection (3), a person will not be considered to have a material relationship with the issuer solely because he or she

    (a) has previously acted as an interim chief executive officer of the issuer, or

    (b) acts, or has previously acted, as a chair or vice-chair of the board of directors or any board committee, other than on a full-time basis.

                                 Exhibit "B"

SEC Rule 10A-3

In order to be considered independent for the purposes of SEC Rule 10A-3, a director must meet the following independence standards.

(i) Each member of the audit committee must be a member of the board of directors of the listed issuer, and must otherwise be independent.

(ii) In order to be considered to be independent, a member of an audit committee may not, other than in his or her capacity as a member of the audit committee, the board of directors, or any other board committee:

     (A) Accept directly or indirectly any consulting, advisory, or other compensatory fee from the issuer or any subsidiary thereof, provided that, unless the rules of the national securities exchange or national securities association provide otherwise, compensatory fees do not include the receipt of fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service with the listed issuer (provided that such compensation is not contingent in any way on continued service); or

     (B)  Be an affiliated person of the issuer or any subsidiary thereof.

The following definitions apply to the determination of independence under Rule 10A-3:

(1) (i) The term affiliate of, or a person affiliated with, a specified person, means a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the person specified.

        (ii) A person will be deemed not to be in control of a specified person for purposes of this section if the person:

             (1) Is not the beneficial owner, directly or indirectly, of more than 10% of any class of voting equity securities of the specified person; and

             (2) Is not an executive officer of the specified person.

        (iii) The following will be deemed to be affiliates:

             (A) An executive officer of an affiliate;

             (B) A director who also is an employee of an affiliate;

             (C) A general partner of an affiliate; and

             (D) A managing member of an affiliate.

        (iv) For purposes of paragraph(1)(i) of this section, dual holding companies will not be deemed to be affiliates of or persons affiliated with each other by virtue of their dual holding company arrangements with each other, including where directors of one dual holding company are also directors of the other dual holding company, or where directors of one or both dual holding companies are also directors of the businesses jointly controlled, directly or indirectly, by the dual holding companies (and, in each case, receive only ordinary-course compensation for serving as a member of the board of directors, audit committee or any other board committee of the dual holding companies or any entity that is jointly controlled, directly or indirectly, by the dual holding companies).

(2) In the case of foreign private issuers with a two-tier board system, the term board of directors means the supervisory or non-management board.

(3) In the case of a listed issuer that is a limited partnership or limited liability company where such entity does not have a board of directors or equivalent body, the term board of directors means the board of directors of the managing general partner, managing member or equivalent body.

(4) The term control (including the terms controlling, controlled by and under common control with) means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.

(5) The term dual holding companies means two foreign private issuers that:

             (i)  Are organized in different national jurisdictions;

             (ii) Collectively own and supervise the management of one or more businesses which are conducted as a single economic enterprise; and

             (iii) Do not conduct any business other than collectively owning and supervising such businesses and activities reasonably incidental thereto.

(6)     The term executive officer has the meaning set forth in Section
        240.3b-7.

(7) The term foreign private issuer has the meaning set forth in Section 240.3b-4(c).

(8) The term indirect acceptance by a member of an audit committee of any consulting, advisory or other compensatory fee includes acceptance of such a fee by a spouse, a minor child or stepchild or a child or stepchild sharing a home with the member or by an entity in which such member is a partner, member, an officer such as a managing director occupying a comparable position or executive officer, or occupies a similar position (except limited partners, non-managing members and those occupying similar positions who, in each case, have no active role in providing services to the entity) and which provides accounting, consulting, legal, investment banking or financial advisory services to the issuer or any subsidiary of the issuer.

(9) The terms listed and listing refer to securities listed on a national securities exchange or listed in an automated inter-dealer quotation system of a national securities association or to issuers of such securities.

                                 Exhibit "C"

Audit Committee Financial Literacy Requirements

MI 52-110

Section 3.1(4) states that each audit committee member must be financially literate.

Section 1.5 defines the meaning of financial literacy as follows:

"For the purposes of this Instrument, an individual is financially literate if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the issuer's financial statements."

                                 Exhibit "D"

Form 20-F Definition of Financial Expert

For purposes of this Item, an audit committee financial expert means a person who has the following attributes:

     i. An understanding of generally accepted accounting principles and financial statements;

     ii. The ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves;

     iii. Experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the small business issuer's financial statements, or experience actively supervising one or more persons engaged in such activities;

     iv. An understanding of internal control over financial reporting; and

     v. An understanding of audit committee functions.

A person shall have acquired such attributes through:

     i. Education and experience as a principal financial officer, principal accounting officer, controller, public accountant or auditor or experience in one or more positions that involve the performance of similar functions;

     ii. Experience actively supervising a principal financial officer, principal accounting officer, controller, public accountant, auditor or person performing similar functions;

     iii. Experience overseeing or assessing the performance of companies or public accountants with respect to the preparation, auditing or evaluation of financial statements; or

     iv. Other relevant experience.

                DynaMotive Energy Systems Corporation
                  FINANCIAL STATEMENTS request FORM

Cusip No. 267924108
Code:  DYMQ

Registered holders and beneficial owners of a company's securities may elect annually to receive a copy of a company's annual and interim financial statements and the corresponding management discussion and analysis ("MD&A") of those statements.

If you wish to receive printed copies of these materials for DynaMotive Energy Systems Corporation (the "Company"), please complete this form and return it to:

                  Attention:  Stock Transfer Department
                  Computershare Trust Company of Canada
                          100 University Avenue
                                9th Floor
                        Toronto, Ontario, M5J 2Y1

1. Please send me ONLY the audited financial statements and corresponding MD&A.
2. Please send me ONLY the quarterly interim financial statements and corresponding interim MD&A to those statements.
3. Please send me BOTH the audited financial statements and the quarterly interim financial statements and corresponding interim MD&A to those statements.

You will not receive copies of any financial statements from the Company for the ensuing year if you do not complete and return this form.

Copies of the Company's previously issued and current annual and quarterly financial statements and related MD&A are available to shareholders and to the public on the SEDAR website at www.sedar.com. I confirm that I am a shareholder of the Company.

DATED:____________________, 2006.

        --------------------------------------------------------------
        Signature

        --------------------------------------------------------------
        Name of Registered/Non-Registered Shareholder - Please Print

        --------------------------------------------------------------
        Address

        --------------------------------------------------------------
        Postal Code

        --------------------------------------------------------------
        Fax Number

        --------------------------------------------------------------
        Name and title of person signing if different from name above.

Dynamotive Energy Systems Corporation

                                  Computershare Logo
                                  9th Floor, 100 University Avenue
                                  Toronto, Ontario M5J 2Y1
                                  www.computershare.com

                                  Security Class
                                  Holder Account Number


Form of Proxy-Annual General Meeting to be held on June 30, 2006

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1. Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).
2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.
3. This proxy should be signed in the exact manner as the name appears on the proxy.
4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.
5. The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.
6. The securities represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.
7. This proxy confers discretionary authority in respect of amendments to matters identified in the Notice of Meeting or other matters that may properly come before the meeting.
8. This proxy should be read in conjunction with the accompanying documentation provided by Management.

         Proxies submitted must be received by 2:00 pm, Pacific Time, on June 28, 2006.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A
WEEK!
To Vote Using the Telephone
- Call the number listed BELOW from a touch tone telephone.
1-866-732-VOTE (8683) Toll Free
To Vote Using the Internet
- Go to the following web site:
www.computershare.com/proxy

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.

Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER, HOLDER ACCOUNT NUMBER and ACCESS NUMBER listed below.

CONTROL NUMBER             HOLDER ACCOUNT               NUMBER ACCESS NUMBER

Appointment of Proxyholder

The undersigned "Registered Shareholder" of DynaMotive Energy Systems Corporation (the "Company") hereby appoints: Richard Chen-Hsing Lin, Chairman of the Board, or failing this person, Robert Andrew Kingston, Chief Executive Officer,

OR

Print the name of the person you are
appointing if this person is someone
other than the Management
Nominees listed herein.


as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual General Meeting of DynaMotive Energy Systems Corporation to be held at Suite 1500
- 1055 West Georgia Street, Vancouver, BC on June 30, 2006 at 2:00 PM (Pacific Time) and at any adjournment thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

-----------------------------------------------------------------

Election of Board of Directors

                 For       Withhold                    For       Withhold

1. Richard                             2. Robert
Chen-Hsing Lin   [ ]          [ ]      A. Kingston     [ ]          [ ]

                 For       Withhold                    For       Withhold

3. Curtin Winsor                       4. Shing -
Jr., PhD         [ ]          [ ]      Cheng Hong      [ ]          [ ]

                 For       Withhold                    For       Withhold

5. Chih-Lin Chu                        6. Desmond
                 [ ]          [ ]      Radlein, PhD    [ ]          [ ]

-------------------------------------------------------------------------

2. Appointment of Auditor                               For      Withhold

To appoint BDO Dunwoody LLP, Chartered Accountants,
as Auditor of the Company.                              [ ]         [ ]

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3. Transact other Business                              For       Against

To transact such other business as may properly
comebefore the Meeting.                                 [ ]         [ ]


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Authorized Signature(s) - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.


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Signature(s)                                  Date

                  0 1 5 9 3 5            A R 0            D Y M Q